ALIMERA SCIENCES, INC.

6120 WINDWARD PARKWAY

SUITE 290

ALPHARETTA, GEORGIA 30005

May 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Alimera Sciences, Inc.

Registration Statement on Form S-3 (File No. 333-184996)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alimera Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Monday, May 6, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Gregg Griner of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Securities and Exchange Commission

Division of Corporation Finance

May 3, 2013

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Gregg Griner at Gunderson Dettmer, 850 Winter Street, Waltham, Massachusetts 02451. If possible, please also send such order by facsimile to the attention of Gregg Griner at (781) 622-1622.

Thank you for your attention on this matter.

Very truly yours, Alimera Sciences, Inc.

By:	/s/ Richard S. Eiswirth
Richard S. Eiswirth Chief Operating Officer and Chief Financial Officer

cc:	Gregg A. Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP